

May 23, 2024

Matthew Walsh
Chief Financial Officer
Organon & Co.
30 Hudson Street, Floor 33
Jersey City, New Jersey 07302

   Re: Organon & Co.
     Form 10-K for Fiscal Year Ended December 31, 2023
     Form 8-K filed May 2, 2024
     Response dated May 14, 2024
     File No. 001-40235

Dear Matthew Walsh:

  We have reviewed your May 14, 2024 response to our comment letter and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 30, 2024 letter.

<u>Form 8-K filed May 2, 2024</u>

<u>Exhibits</u>

1. We note your response to prior comment 2 and the updated presentation included within Table 4 of Exhibit 99.1 from the Form 8-K dated May 2, 2024. However, the updated presentation continues to include most of the line items and subtotals found in your GAAP income statement and adds a measure of gross profit not found in your Form 10-Q. As previously requested, please remove this presentation from future filings or alternatively explain to us in detail how this presentation complies with the guidance in Question 102.10(a) and (c) of the C&DIs for Non-GAAP Financial Measures.

   Please contact Gary Newberry at 202-551-3761 or Tara Harkins at 202-551-3639 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences